Exhibit (h)(1)(i)

August 16, 2010

Todd Modic

Senior Vice President

ING Funds Services, LLC

7337 E. Doubletree Ranch Road

Scottsdale, AZ 85258

Dear Mr. Modic:

Pursuant to the Amended and Restated Administration Agreement dated November 30, 2008, as amended, between ING Funds Trust and ING Funds Services, LLC (the “Agreement”) we hereby notify you of our intention to retain you as Administrator to render administrative and other services to ING Floating Rate Fund (the “Fund”), a newly established series of ING Funds Trust, effective on or about August 16, 2010, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by adding the Fund to the Amended Schedule A of the Agreement. The Amended Schedule A, with the annual administration fees indicated for each series, is attached hereto.

Please signify your acceptance to act as Administrator under the Agreement with respect to the aforementioned Fund by signing below where indicated.

Very sincerely,

/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
ING Funds Trust

ACCEPTED AND AGREED TO: ING Funds Services, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Funds Trust

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

between

ING FUNDS TRUST

and

ING FUNDS SERVICES, LLC

Series	Administrative Fee
(as a percentage of average daily net assets)

ING Classic Money Market Fund	0.00%
ING Floating Rate Fund	0.10%
ING GNMA Income Fund	0.10%
ING High Yield Bond Fund	0.10%
ING Institutional Prime Money Market Fund	N/A
ING Intermediate Bond Fund	0.10%